

December 21, 2012

Via Email
William J. Clough,
Chief Executive Officer
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

> **Re:** **CUI Global, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 26, 2012, as amended on April 4, 2012**
> **File No. 001-35407**

Dear Mr. Clough:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012, as amended on April 4, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   Please revise your disclosure to provide a more specific analysis of your results of operations and liquidity and capital resources so that you provide investors with a more complete picture of your performance by segment and as a whole. In this regard, for each period presented and for each of your reportable segments, please revise to: (i) clearly disclose and quantify each material factor that contributed to the change in your operations and financial condition, and (ii) provide insight into the underlying business drivers or conditions that contributed to these changes. As one example, please discuss your results by segment and explain the underlying reasons for the increases or decreases in revenues, such as whether any new or existing products or customers were responsible for the change and why.

2.   You disclose on page 51 in the footnotes to the table of outstanding equity awards at
        fiscal year end that Messrs. Clough, McKenzie and Ford each received option awards in
        2009 and 2010. Please revise to include in the summary compensation table the
        aggregate grant date fair value of those option awards computed in accordance with
        FASB ASC Topic 718. See Item 402(n)(vi) of Regulation S-K.

Director Compensation Table, page 52

3.   Please revise the director compensation table on page 52 to provide the information in the
        format required by Item 402(r) of Regulation S-K.

Exhibits, page 61

4.   Please file all material contracts and other exhibits required to be filed under Item 601 of
        Regulation S-K. For example, please file the following as exhibits or tell us why you are
        not required to file them:

        •   The agreement effective July 1, 2011 for CUI Global to convey its 49%
            ownership interest in Comex Electronics to the owners of the remaining 51% of
            Comex Electronics. Also file all related agreements, such as the note receivable
            from the 51% owners of Comex Electronics;
        •   The cooperation agreement with Ericsson announced in July 2011;
        •   The March 2010 exclusive Field of Use Agreement with California Power
            Research to license their BPS-5 topology, now marketed as Solus Topology;
        •   The September 2009 non-exclusive Field of Use Agreement with Power-One, Inc.
            to license Power-One's Digital Power Technology patents;
        •   The April 2009 exclusive licensing contract with AnderMotion Technologies
            LLC to manufacture, sell and distribute motion control devices utilizing the AMT
            encoder technology;
        •   The January 2010 exclusive licensing contract with GL Industrial Services UK,
            Ltd. through which GUI Global owns exclusive rights to manufacture, sell and
            distribute a Gas Quality Inferential Measurement Device designed by GL on a
            worldwide basis;
        •   The exclusive three-year distribution agreement with Orbital for your Vergence
            technology for the United Kingdom;
        •   The exclusive three-year distribution agreement with SOCRATE s.p.a for your
            Vergence technology for Italy and North Africa.
        •   Material agreements with the customer that represented over 40% of your
            revenues in fiscal year 2011;
        •   Material lease agreements;
        •   The line of credit agreement with the Business Credit division of Wells Fargo
            Capital Finance;

- Employment agreements with your named executive officers; and
- Material related party agreements.

These are just examples. Please file all required exhibits.

Financial Statements

Identifiable Intangible Assets, page 76

5.   We note that your goodwill balance represents a significant portion of your balance sheet, and that any impairment to this balance could have a material impact on your financial position and results of operations. Please disclose, in detail, your policies for the identification and measurement of goodwill impairment. Discuss the timing of the annual impairment evaluation and the amount of goodwill allocated to each of your segments. Also discuss your adoption or planned adoption of ASU 2011-08.

6.   Please also identify any other indefinite lived assets and disclose your policies for the timely identification and measurement of impairment for each such asset.

7.   It appears that customer lists are not being amortized. Please clarify how you are accounting for these assets and how you determined there useful lives. Include reference to authoritative literature used as guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs at 202-551-3350 with any other questions.

                        Sincerely,

                        /s/ Kathleen Krebs, for

                        Larry Spirgel
                        Assistant Director